From the Desk of
Larry Pino, Esquire


June 24, 2021


Via Edgar and E-mail
Mr. James Lopez
Division of Corporation Finance
Office of Real Estate & Construction
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, DC
20549

          Re: Tuscan Gardens Senior Living Communities, Inc. Post Qualification Amendment on Form 1-A
                    Filed April 21, 2021
                    File No. 024-10945

Dear Mr. Lopez,

         This letter is submitted on behalf of our client Tuscan Gardens Senior Living Communities, Inc. (the
   Company   ) in response to the letter comments dated May 28, 2021 (the
Commission   s Comments   ) and recent
conversations with the staff (the    Staff   ) of the U.S. Securities and
Exchange Commission (the    Commission   ),
referencing where appropriate, the Company   s publicly filed Post
Qualification Offering Circular Amendment No. 4
dated April 21, 2021 (the    Offering Circular Amendment No. 4   ) and
Corresondence to the Commission dated May
11, 2021 (the    Prior Correspondence   ).

          References in this letter to    we,       our    or    us    mean the
Company as the context may require.

Company responses and proposed modification to the Offering Circular based on
the Commission   s
Comments and discussions with the Staff

         The following responses are provided for the purpose of addressing the
Commission   s Comments and
referencing the Company   s proposed revisisions to certain information based
on the Commission   s Comments:

General

1. We note from your response to comment 3 that the TG Holdcos are variable interest entities and that you will revise your audited financial statements to reflect consolidation of these entities. Please provide us with your analysis of your accounting for these entities. Your response should include, but not be limited to, a discussion of how you determined these entities are variable interest entities, what creates your variable interest, and how you determined you are the primary beneficiary. Please cite the applicable accounting guidance in your response. We may have additional comments on your response to comment 3 after considering your analysis.



***Copyrighted Material Omitted
                   Please refer to    Exhibit A    attached hereto reflecting
the analysis prepared by the Company and our
                  Independent Accountant, Grennan Fender Hess & Poparad LLP
(the    Company Auditor   ) outlining
                  in red font how we determined these entities are variable interest entities, what creates our variable interest, and how we determined we are the primary beneficiary.

                  This flowchart was provided, along with CCH January 30, 2019 guidance by the Company Auditor
                  in accordance with Consolidation (Topic 810)     Targeted
Improvements to Related Party Guidance
                  for Variable Interest Entities (ASU No. 2018-17) which we include for your reference as Exhibit
                     B    attached hereto.

         Trusting the foregoing are satisfactory, we look forward to confirmation that the Commission has no further comment and that we have addressed all open matters to the Commission s satisfaction.

        If you should require any additional information or clarification, please do not hesitate to contact me at
(407) 206-6511.


Sincerely,

/s/Larry Pino, Esq., for the firm

PINO NICHOLSON PLLC




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